PIKE ELECTRIC CORPORATION, P.O. BOX 868, 100 PIKE WAY, MOUNT AIRY, NC 27030     TELEPHONE: 336 789-2171
August 31, 2009
VIA EDGAR AND FACSIMILE
Pamela A. Long
Assistant Director
Mail Stop 7010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Pike Electric Corporation Registration Statement on Form S-3 Filed July 16, 2009 File No. 333-160618
Dear Ms. Long:
        This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to your letter dated August 3, 2009 addressed to Pike Electric Corporation (the “Company”) with respect to the above referenced filing. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
General
1.	Absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the subsidiary guarantors to be included in the registration statement. Please revise. If you are relying on an exception, please tell us the exception that you are relying upon.
        The Company has decided not to include the subsidiary guaranties in the securities to be registered, and the Registration Statement has been modified to eliminate references to the guarantors or to the subsidiary guaranties. Consequently, we believe that this comment is no longer applicable.
2.	We note that the prospectus’ descriptions of the securities being offering include only general terms and provisions of the securities being offered and that Pike will describe the particular terms and provisions of the securities being offered in one or more prospectus supplements. Consequently, we reserve the right to review any prospectus supplement subsequently filed relating to the securities being offered.
        We understand the Staff’s comments on this issue.

August 31, 2009

3.	We note the subject to and qualified in entirety language under “Description of Preferred Stock” on page 5, “Description of Debt Securities” on page 9, “Description of Warrants” on page 17, “Description of Units” on page 19, and “Certain Provisions of Delaware Law and of the Company’s Certificate of Incorporation and Bylaws” on page 0. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Additionally, you may not qualify information in a prospectus on Form S-3 by reference to the Delaware General Corporation Law. Please revise. Further, ensure that you discuss in the prospectus all material provisions of the securities being registered, the applicable provisions of he Delaware General Corporation Law, and Pike’s certificate of incorporation and bylaws.
        We have revised the registration statement to address your comment.
Cautionary Information About Forward-Looking Statements, page 2
4.	Please delete the term “will” from the list of forward-looking terminology.
        We have deleted the term “will” from the list of forward-looking terminology and made any necessary further revisions to the Registration Statement due to this deletion.
Consolidation, Merger and Sale of Assets, page 12
5.	Quantify the words “substantially all” as used in reference to Pike’s assets. Alternatively, provide disclosure of the words’ established meaning under applicable state law. If an established meaning is unavailable, provide disclosure of the consequences or effects of the uncertainty on the ability of holders of the debt securities to determine whether a sale or other disposition of substantially all of Pike’s assets has occurred.
        We have revised the registration statement to address your comment.
Where You Can Find More Information, page 25
6.	Include Pike’s Commission file number for filings made under the Exchange Act.
        We have revised the Registration Statement to include Pike’s Commission file number for filings made under the Exchange Act.
7.	We note the disclosure in the third sentence of the first paragraph of this section. Please note that the disclosure in your prospectus regarding the contents of any contracts, agreements, or other documents should be materially complete. Please revise accordingly.
        We have revised this sentence accordingly.

August 31, 2009

Exhibits
8.	File the articles of incorporation and bylaws of the guarantors as exhibits to the registration statement. See Item 601(b)(3) of Regulation S-K.
        The Company has decided not to include the subsidiary guaranties in the securities to be registered, and the Registration Statement has been modified to eliminate references to the guarantors or to the subsidiary guaranties. Consequently, we believe that this comment is no longer applicable.
9.	File a form of guarantees as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-K.
        The Company has decided not to include the subsidiary guaranties in the securities to be registered, and the Registration Statement has been modified to eliminate references to the guarantors or to the subsidiary guaranties. Consequently, we believe that this comment is no longer applicable.
Exhibit 5.1
10.	The assumptions set forth in paragraphs (C) and (D) of paragraph 6 of the opinion are not appropriate. Please have counsel revise its opinion accordingly.
        Our counsel has revised its opinion accordingly.
11.	The opinion in paragraph 7 of the opinion indicates that the issuable securities will be “validly issued, fully paid and nonassessable.” However, certain of the issuable securities may be securities for which this type of opinion is not appropriate, such as debt securities. Please have counsel revise its opinion to indicate that for these securities they will be “valid and binding obligations.”
        Our counsel has revised its opinion accordingly.
12.	We note the statement “We assume no obligation to update or supplement any of our opinions to reflect any changes of law or fact that may occur.” Since the opinions must speak as of the date of the registration statement’s effectiveness, please delete the statement. Alternatively, file a new opinion immediately before the registration statement’s effectiveness.
        Our counsel has revised its opinion accordingly.
*       *       *

August 31, 2009

        The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
        Please do not hesitate to call me at (336) 719-4611 with any questions you may have regarding this letter.
Very truly yours,
/s/ James R. Fox
James R. Fox
General Counsel, Corporate Secretary
& Vice President of Risk Management

cc:	Sean M. Jones, Esq. (K&L Gates LLP) James R. Wyche, Esq. (K&L Gates LLP)